December 7, 2015

VIA EDGAR

Alison White

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. White:

On October 1, 2015, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Catalyst/Millburn Hedge Strategy Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on November 2, 2015, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1. Please confirm that the EDGAR IDs for the series and classes will be updated to include the ticker symbols once they are available.

Response. The Registrant so confirms.

Comment 2. Please confirm that the Fund will present consolidated financial information for the Fund and its subsidiary in the fee table as well as short sale expenses (if applicable).

Response. The Registrant so confirms. The Adviser has confirmed to the Registrant that short sale expenses are not expected because short selling securities is not a principal strategy of the Fund; rather, the fund takes short positions in futures contracts.

Comment 3. In “Principal Investment Strategies,” please provide the percentage of the Fund’s assets that are expected to be in the futures component and in the equity component.

Response. The Registrant has revised the disclosure as follows:

“Futures Component: The Futures Component of the Fund’s portfolio holds long and short positions on futures contracts, forward contracts and options on futures contracts. The Fund will invest 30% to 50% of its assets in the Futures Component. The Futures Component of the Fund’s assets will be allocated among various asset classes including equity, fixed income, commodities and currencies...”

“Equity Component. The Equity Component is intended to provide the Fund’s portfolio with long-term, strategic exposure to a number of U.S. and international liquid equity securities. The companies held by the Fund and the ETFs held by the Fund may be of any market capitalization, sector and geographic location (including emerging markets). The Fund will invest 50% to 70% of its assets in the Equity Component. The Fund’s Equity Component investments are taken on a passive, long-only, “buy-and-hold” basis.

Comment 4. Please add FDIC disclosure to the introduction to “Principal Risks of Investing in the Fund” if the Fund will be sold through an insured depository institution.

Response. The Fund will not be sold through an insured depository institution, so the disclosure was not added.

Comment 5. Please review the Fund's Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Response. Registrant has reviewed the prospectus and, after consideration of the Barry Miller letter, registrant believes the disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter.

Comment 6. Supplementally please provide the following representations and/or confirmations as described in the MassMutual No-Action Letter (Mass Mutual Institutional Funds, SEC No-Action Letter, pub. avail. Sept. 28, 1995) (“MassMutual”):

1.	Please describe the Predecessor Fund including why and when it was created. If it was created solely for the establishment of a performance record, prior performance should not be included in the Registration Statement.
2.	Please state whether the advisor managed any other accounts substantially similar to the Fund. If so, were those accounts converted to registered investment companies? If not, why not?
3.	Please explain why the Predecessor Fund was chosen to be registered and if any other substantially similar accounts had lower performance relative to the Predecessor Fund.
4.	State whether the Predecessor Fund transferred substantially all of its securities to the Fund or if only a portion was transferred to the newly registered Fund.

5.	Please confirm whether the advisor believes that the Predecessor Fund could have complied with Sub-Chapter M of the Internal Revenue Code.

Please also confirm supplementally that (i) the Adviser and/or Sub-Adviser have the records to support the performance calculation shown; (ii) the objectives, policies, guidelines and restrictions of the Fund are in all material respects equivalent to those of the Predecessor Fund; (iii) the Fund will show both before and after tax returns once the Fund has performance as a mutual fund; (iv) the performance has been adjusted to reflect the Fund’s maximum sales load; and (v) all Predecessor Fund expenses were deducted from the performance shown, and, if the Fund will have higher fees than the Predecessor Fund, disclose that the performance would have been lower.

Response.

1.	The Predecessor Fund (Millburn Hedge Fund, L.P.) filed a Certificate of Limited Partnership in the State of Delaware on December 24, 1996. Trading commenced on January 2, 1997. The Predecessor Fund was not formed for the purpose of establishing a performance record.
2.	The advisor does not currently manage any other accounts substantially similar to the Fund.
3.	The Predecessor Fund is being reorganized into a mutual fund because of the Adviser’s and Sub-Adviser’s desire to make the strategy available to a wider investor base with the objective of raising additional capital in the Fund. Previously, the strategy was only available through the Predecessor Fund as a private-placement to accredited investors as that term is defined in Rule 501(a) of Regulation D under the Securities Act and “qualified eligible persons” as that term is defined in Regulation 4.7 under the Commodities Exchange Act and “qualified purchases” as that term is defined in Section 2(a)(51) of the Investment Company of 1940 as amended. The Adviser and Sub-adviser believe that the strategy is a valuable addition to an investor’s diversified portfolio.
4.	The Predecessor Fund will transfer substantially all of its assets to the Fund.
5.	The Predecessor Fund would not have complied with Sub-Chapter M.

Additionally, Registrant confirms that (i) the objectives, policies, guidelines and restrictions of the Fund are in all material respects equivalent to those of the Predecessor Fund and (ii) the Fund will show both before and after tax returns once the Fund has performance as a mutual fund. The performance shown has not been adjusted to reflect the Fund’s maximum sales load because the performance shown is for Class I shares, which do not have a sales load. The adviser has also confirmed to the Registrant that all Predecessor Fund expenses were deducted from the performance shown and that the Fund will have lower fees than the Predecessor Fund. The Sub-Adviser has confirmed to the Registrant that it has the records to support the performance calculation shown. The Fund expects to use the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index as the Fund’s primary benchmark index.

Additional Information About The Fund’s Principal Investment Strategies And Related Risks

Comment 7. The Item 9 strategy disclosure is nearly identical to the Item 4 disclosure. Please consider revising so that the Item 4 disclosure is a summary of Item 9.

Response. Because there is substantially more information regarding the Subsidiary in the Item 9 disclosure than in the Item 4 disclosure, the Registrant believes Item 4 is already a summary of Item 9.

How to Redeem Shares

Comment 8. In “Redemptions in Kind”, please clarify supplementally whether the Fund may use illiquid securities for such in kind transactions. If so, please disclose that in the prospectus and note that it may be difficult to convert illiquid securities to cash.

Response. The Registrant will not use illiquid securities for in kind redemptions.

SAI:

Investment Restrictions

Comment 9. With respect to restriction (b) on senior securities, please state what the limits are under the 1940 to which you refer in the restrictions.

Response. The Registrant has added the following disclosure:

“With respect to interpretations of the SEC or its staff described in paragraph (b) above, the SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act. However, rather than rigidly deeming all such practices as impermissible forms of issuing a "senior security" under Section 18(f), the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues. In particular, the common theme in this line of guidance has been to use methods of "covering" fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations. Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.”

Other Investment Policies

Comment 10. With respect to non-fundamental policy (a), please revised the supplementary paragraph regarding when restrictions are monitored to reflect the monitoring requirements for liquidity.

Response. The Registrant has deleted non-fundamental policy (a) as it is stated elsewhere in the SAI.

Trustees and Officers

Comment 11. There is no mention in this section of a nominating committee. Please disclose how trustees are selected and whether shareholders can nominate trustees in accordance with Item 17(b)(2)(iv) of Form N-1A.

Response. The Registrant believe the current disclosure conforms with the requirements of Form N-1A. Item 17(b)(2)(iv) requires that standing committees of the Board be described, and, if a committee being described is a nominating or similar committee, that the information you requested be provided. Because the Board does not have a nominating or similar standing committee, the information is you requested is not required to be disclosed.

Principal Shareholders

Comment 12. Please confirm supplementally that the principal shareholder information will be supplied as of a date within 30 days before the date the SAI is filed.

Response. The Registrant so confirms.

Financial Statements

Comment 13. Please include in the SAI two years of audited financial statements of the Predecessor Fund that conform to the requirements of Regulation S-X.

Response. The Registrant has included the financial statements requested.

* * * * *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya L. Goins

Tanya L. Goins